Exhibit 99.1

PRESS RELEASE

SMX Announces Planned Launch of

World’s First Plastic Cycle Token

THE NEXT GENERATION OF CARBON CREDITS

New York, Dubai, November 28, 2023 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, has announced today the planned launch of a groundbreaking plastic cycle token, scheduled for release in Q2 2024. Amidst a global context where only an estimated 9% of plastic is recycled1 (OECD, 2022) in a market valued at over $40 billion2 (Statista, 2021), this initiative is being designed to present a reliable, ethical digital credit platform, aiming to capitalize on billions of dollars in recyclable plastics credits in a newly created market.

The contemplated collaboration is expected to amalgamate a diverse array of partners and sponsors, each contributing distinct skills and expertise to create the Plastic Cycle Token. Consortium members are being identified and would be selected to provide deep domain knowledge and technology to ensure best practices and technical proficiency.

This tradeable plastic cycle token is being designed to enable companies to transition towards sustainable practices, encouraging entities within and outside the plastic ecosystem, including oil producers and waste management firms, to increase recycled content utilization.

This initiative is also expected to position the SMX Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using SMX’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity.

SMX believes that the goals of its Plastic Cycle Token project aligns with the European Union’s ongoing efforts to address the limitations of the current carbon credit system3 (CarbonBrief 2023), including the adoption of a strict mass balance definition4 (CEFIC, 2023). The proposed EU Packaging and Packaging Waste Regulation5 (European Commission 2023) aims for at least 50% of all EU plastic waste to be recycled by 2025.

Mass balance, a chain of custody model under ISO standard 22095, is already utilized in sectors like biofuels and fair-trade commodities. However, SMX believes that this is still not sufficient. Some major corporations have formally advocated a strict mass balance measurement with chemical and physical traceability6 (Perstorp 2023). SMX’s technology enables physical traceability, supporting this Plastic Cycle Token model, and SMX believes will incentivize genuine plastic recycling.

SMX’s technology can precisely tangibly identify the origins and composition of raw materials in consumer products and packaging, promoting efficient recycling and reuse. It comprises a chemical marker, reader technology, and blockchain data storage, facilitating a global system for grading and certifying plastic recycled content.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

PRESS RELEASE

Footnotes:

1.	OECD, Global Plastics Outlook (2022), https://www.oecd.org/environment/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm
2.	Statista, Market value of plastic recycling worldwide from 2021 to 2031 (2021) https://www.statista.com/statistics/987522/global-market-size-plastic-recycling
3.	CarbonBrief, In-depth Q&A: Can ‘carbon offsets’ help to tackle climate change? (2023) https://interactive.carbonbrief.org/carbon-offsets-2023/
4.	CEFIC, New European Commission Study Confirms Chemical Recycling Is Better Than Incineration Of Plastic Waste (2023) https://cefic.org/media-corner/newsroom/new-european-commission-study-confirms-chemical-recycling-is-better-than-incineration-of-plastic-waste/
5.	European Commission, Packaging waste, (2023) https://environment.ec.europa.eu/topics/waste-and-recycling/packaging-waste_en
6.	Perstorp, Partnering with IKEA, Velux, and the LEGO Group regarding mass balance (2023) https://www.perstorp.com/en/news_center/news/2023/october/partnering_with_ikea_and_lego_regarding_mass_balance

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Follow us through our social channel @secmattersltd @smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6